Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Jay Webb, Senior Accountant Kevin Kuhar, Accounting Branch Chief

Dear Sirs:
We are submitting this letter on behalf of Westport Innovations, Inc. (the “Company” or “Westport”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on September 3, 2015 regarding the Company’s Form 40-F/A for the year ended December 31, 2014 (File No. 001-34152), which was filed with the Commission on July 23, 2015 (the “Form 40-F/A”).
This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response.

Report of Independent Registered Public Accounting Firm

1. Please have your auditor explain to us how it considered the guidance in paragraph 89 of PCAOB Auditing Standard No. 5 when dating its report on your financial statements, or amend the filing to include a report that is dated to comply with that guidance. In the amendment, please provide corrected and updated auditor consents. Refer to General Instructions D(9) of Form 40-F.

Response: Our auditor informed us that although they changed their opinion on the effectiveness of our internal control over financial reporting from their previously issued opinion (i.e., our auditor previously expressed an unqualified opinion and are now expressing an adverse opinion), the change in their opinion on the effectiveness of our internal control over financial reporting was not related to a restatement of the financial statements for the correction of a misstatement.

PCAOB Auditing Standard No. 5, paragraph 89 states that “The auditor should date the audit report no earlier than the date on which the auditor has obtained sufficient appropriate evidence to support the auditor's opinion. Because the auditor cannot audit internal control over financial reporting without also auditing the financial statements, the reports should be dated the same.” The original date of the auditor’s report on our financial statements and internal control over financial reporting are the same and therefore our auditor believes they have complied with the requirement in PCAOB Auditing Standard No. 5, paragraph 89. Because the financial statements were not revised subsequent to the date of the auditor’s report on the financial statements, there is no requirement in the PCAOB’s auditing standards to dual date the auditor’s report on the financial statements when such report is being reissued.
PCAOB AU 530 states, in part “An independent auditor may reissue his report on financial statements contained in annual reports filed with the Securities and Exchange Commission or other regulatory agencies or in a document he submits to his client or to others that contains information in addition to the client's basic financial statements subsequent to the date of his original report on the basic financial statements. Use of the original report date in a reissued report removes any implication that records, transactions, or events after that date have been examined or reviewed.”

It is not uncommon for the auditor’s report on the financial statements to contain a dual date for the disclosure of events occurring subsequent to the original report date or for changes in accounting principles in reports filed with the Commission. When this occurs and the auditor’s report on internal control over financial reporting is also reissued, the auditor does not update the date of the auditor’s report on internal control over financial reporting to reflect the dual date of the auditor’s report on the financial statements. Therefore, the auditor’s report on the financial statements would be dual dated whereas the auditor’s report on internal control over financial reporting would reflect only the original date. Similar to the comments above, our auditors believe this treatment is in compliance with the PCAOB’s auditing standards.

Our auditor informed us that the change in their opinion on the effectiveness of our internal controls over financial reporting required them to revise the explanatory paragraph that refers to the report on internal control over financial reporting in their reissued audit report on the financial statements. However, this update did not require the need to dual date their audit report on the financial statements because such financial statements were not revised as a result of the revision to our assessment on the effectiveness of our internal control over financial reporting.

2. We also note that the Independent Registered Public Accounting Firm’s report on internal controls over financial reporting says it expressed an “unmodified” opinion on your financial statements. Please have your auditor revise its report in future filings, including any amendments to this filing, to clarify that its opinion on your financial statements was unqualified. Refer to AU 508.10.

Response: Our auditor has informed us that in situations where the audit has been performed under Canadian Auditing Standards ("CAS"), which are acceptable for an MJDS filer, as well as PCAOB standards, the CAS style of report is acceptable as AU 508 does not specifically prescribe the form of the report.   Furthermore, the definition of a “modified opinion” in the CASs encompasses three types of modifications, one of which is a qualified opinion (CAS 705.2).  As such, the reference to an “unmodified opinion” includes an “unqualified opinion" as considered under AU 508.10, and therefore, our auditor believes that the audit report is in compliance with the audit report requirements for an MJDS filer whose financial statements have been audited under both CAS and PCAOB standards.

Note 4 – Business Combinations, page 14
3. We note from page 16 that the fair market valuation of assets acquired and liabilities assumed in your acquisition of BAF Technologies, Inc. was based on the results of a valuation report issued by a third-party valuation firm. Please revise future filings to clarify the nature and extent of the third party valuation firm’s involvement and management´s reliance on the work of the valuation firm. Refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response: For any future acquisitions that require disclosure in our Form 40-F, the Company will clearly acknowledge that it is responsible for the estimated fair values and will clarify the nature and extent of a third party valuation firm’s involvement and management’s reliance on the work of the valuation firm, if engaged.
Note 7 – Long-term investments, page 20
4. Given the significance of your investment in Cummins Westport Inc. for the years ended December 31, 2014, 2013 and 2012, respectively, please explain to us your decision not to include separate financial statements of the investee in this filing. We note that in your 2013 Form 40-F you furnished audited financial statements of Cummins Westport Inc. as of and for the years ended December 31, 2013 and December 31, 2012.

Response: The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act (“MJDS”). The MJDS is designed to facilitate cross-border public offerings of securities between the U.S. and Canada and allows eligible Canadian issuers to comply with U.S. continuous reporting requirements by filing their Canadian disclosure documents with the SEC. There is no Canadian disclosure requirement to file separate financial statements of investments that are considered significant.
In the spirit of disclosing the Company’s investment in Cummins Westport Inc. the Company has historically provided disclosures that meets all of the disclosure requirements of FASB ASC 323 Investments-Equity Method and Joint Ventures.
In prior years our investment in Cummins Westport Inc. was consolidated however in 2011 it was determined that the investment should be accounted for under the equity method. In 2011 the investment had a more material impact on our financial statements. Given this, the company had determined that it would be appropriate to provide the separate financial statement of our investee. As the materiality of our investment Cummins Westport Inc. relative to the company as a whole has been decreasing since 2011 we determined in 2014 that separate financial statements of the investee were no longer necessary to reasonably inform an investor and that the disclosure included within our financial statements was sufficient.

The Company did undertake an evaluation as to the significance of our equity method investees, in order to determine if separate financial statements pursuant to Rule 3-09 of Regulation S-X would be required if we were not filing pursuant to MJDS. We determined that each investee failed both the first and third significant subsidiary tests described in Rule 1-02(w) of Regulation S-X for all financial statement periods presented in our 2014 Form 40-F (substituting 20% for 10%). The last period in which Cummins Westport Inc. was considered significant under Rule 3-09 of Regulation S-X was for the year ended December 31, 2011.
As a result of being an MJDS filer, the Company has concluded that it is not required to file the financial statements of significant equity method investees and in consideration of the decreasing materiality of Cummins Westport Inc. to the consolidated results since 2011 has concluded that the separate financial statements of Cummins Westport Inc. are no longer necessary to reasonably inform investors about their interest in the equity method investee.
Note 19 - Income Taxes, page 41
5. We note your disclosure that you have not recognized a deferred tax liability related to undistributed earnings of certain foreign subsidiaries that are permanent in duration. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanent in duration and tell us how you considered the need to provide the disclosures required by ASC 740-30-50-2.

Response: The amount of undistributed earnings in foreign subsidiaries which is permanent in duration is approximately $3 million USD.  The related unrecognized deferred tax liability relating to these earnings is approximately $100,000 USD which was considered immaterial for the year ended December 31, 2014.

For purposes of illustration, the following is an example of the disclosure that the Company hereby undertakes to include in its future filings, if the amounts are determined to be material to the users of the financial statements.

“Undistributed earnings of foreign subsidiaries that are indefinitely reinvested were $XX and $3 million USD as at December 31, 2015 and December 31, 2014, respectively. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign Subsidiaries of the Company that are essentially permanent in duration were $XX and $100,000 USD as of December 31, 2015 and 2014, respectively.”

Note 23 - Segmented information, page 47
6. Tell us how you considered the guidance in ASC 280-10-55-23 when concluding that your long-lived assets consist of property, plant and equipment, intangible assets and goodwill. That guidance indicates that the term Long-lived assets, as used in ASC 280-10-50-41, implies hard assets that cannot be readily removed, which would exclude intangibles.

Response: Historically, we have presented geographical information for the Company’s long-lived assets to include property, plant and equipment, goodwill, and intangible assets, as reflected in our Form 40-F/A for the fiscal year ended December 31, 2014. We acknowledge and concur with the Staff that the purpose of the disclosure is to provide information about risks and uncertainties in certain geographical areas, and that the guidance provided in FASB ASC 280-10-55-23 implies that only long-lived assets that are by nature difficult to move and relatively illiquid should be included in this disclosure. The Company respectfully advises the Staff that approximately fifty percent of the Company’s foreign identifiable long-lived assets are intangible assets, including goodwill. Therefore, the Company believes that excluding such intangible assets from the disclosure would reduce its usefulness to the reader.
In response to the Staff’s comment, the Company will identify intangible assets as a separate line item in future filings, to allow the reader to distinguish between fixed assets and intangible assets. Below please find the allocation of identifiable long-lived assets among fixed assets and intangible assets by geography at the year ended December 31, 2014.

	Fixed Assets	Intangible Assets
	(in thousands)	(in thousands)
Italy	9,084	44,235
Netherlands	3,729	6,149
Canada	24,410	887
United States	20,386	-
Sweden	208	-
China	6,329	-
Australia	1,018	-
	65,164	51,272
Less: equity investees' long lived assets	7,030	-
Total consolidated long-lived assets	58,134	51,272

This revised disclosure will be included in the Company’s future Exchange Act filings.
In connection with the Company’s responses to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect our indicated responses, as applicable.

Sincerely,

/s/ Ashoka Achuthan
Ashoka Achuthan
Chief Financial Officer
Westport Innovations Inc.